Mail Stop 4561

September 5, 2007

**Via U.S. Mail and Fax (706) 736-6334**
Mr. T. Greenlee Flanagin
Chief Executive Officer
Security Land and Development Corporation
2816 Washington Road, #103
Augusta, GA 30909

      RE:    **Security Land and Development Corporation**
                  **Form 10-KSB for the period ended September 30, 2006**
                  **Filed December 29, 2006**
                  **File No. 0-07865**

Dear Mr. Flanagin:

We have reviewed your response letter dated August 23, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2 – Investment Properties

Investment Properties Leased or Held for Lease, page 18

1.      We have reviewed your response to prior comment 1. Your response states that when initially purchased, it was your intent to demolish the building. This seems inconsistent with your accounting for the acquisition at that time. Please clarify why the full purchase price was not allocated to land at the time of acquisition.

2.      Your response indicates that you believe that your accounting is consistent with SFAS 67.  Please cite the specific section of SFAS 67 that allows for the reclassification of assets six years after the acquisition.

<u>Exhibit 31.1</u>

3.      We have reviewed the revisions made to your certifications in response to prior comment 2 and reissue our comment in its entirety.  Departures from the form currently set forth in Item 601(b)(31) of Regulation S-B include:

- Except in paragraph 1, reference should be made to "this report", not "this annual report".
- Except in paragraph 1, Security Land and Development Corporation should be referred to as "the small business issuer", not "the registrant" or "the company".
- Paragraph 4 should read as follows:

    4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Omitted;
    (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

- Paragraph 6 should not be included.

4.      When amending the certifications the entire document needs to be amended.  Please file a Form 10KSB/A that includes all of the items in the original 10KSB.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
*Branch Chief*